UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 0-19848

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of and for the Years Ended
December 31, 2005 and 2004, Supplemental Schedule as of
December 31, 2005, and
Report of Independent Registered Public Accounting
Firm

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) December 31, 2005

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee
Fossil, Inc. Savings and Retirement Plan
Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 29, 2006

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2005	2004
ASSETS

Investments, at Fair Value:
Mutual Funds	$13,064,896	$10,469,789
Fossil, Inc. Common Stock	2,201,678	2,728,378
Common Collective Trusts	5,154,908	3,937,134
Participant Loans	278,968	358,375
Total Investments	20,700,450	17,493,676

Cash	136,067	266
Contributions Receivable:
Employer	27,402	4,049
Employee	101,636	22,535

TOTAL ASSETS	20,965,555	17,520,526

LIABILITIES

Payable Due to Fossil Partners, L.P.	—	942
Payable Due to Brokers	136,015	258

TOTAL LIABILITIES	136,015	1,200

NET ASSETS AVAILABLE FOR BENEFITS	$20,829,540	$17,519,326

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Net Assets Available for Benefits, Beginning of Year	$17,519,326	$13,373,312

Investment Income:
Net Appreciation in Fair Value of Investments	106,559	1,764,695
Interest and Dividends	669,681	176,439
Total Investment Income	776,240	1,941,134

Contributions:
Employer	802,923	643,842
Employee	2,972,833	2,512,020
Rollovers	494,970	271,938
Total Contributions	4,270,726	3,427,800

Total Additions	5,046,966	5,368,934

Deductions:
Benefits Paid	1,723,288	1,219,623
Corrective Distributions	13,464	3,297
Total Deductions	1,736,752	1,222,920

Net Increase in Net Assets Available for Benefits	3,310,214	4,164,014

Net Assets Available for Benefits, End of Year	$20,829,540	$17,519,326

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 — DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement  Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Organization, Amendments, and General Provisions:  The Plan is a defined contribution plan covering eligible employees of eligible U.S. Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil, Inc. (the “Employer” or “Fossil”). The Plan’s trustee responsibilities and investments are held by Wachovia Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility, Contributions and Vesting:   The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Prior to May 1, 2003, employees were eligible to make salary deferral contributions after completing a year of eligibility service (i.e. completing 1,000 hours of service in a 12 month period beginning on date of hire and anniversaries thereof). Salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service. Effective on May 1, 2003, employees became eligible to make salary deferrals as of their date of employment. The maximum salary deferral contribution per year through June 30, 2004, was 15% of gross pay for the year, subject to Code limitations. Effective July 1, 2004, non-highly compensated employees are able to defer up to 100% of gross pay (less applicable taxes), into the Plan, subject to Code limitations of $14,000 and $13,000 for 2005 and 2004, respectively. Effective January 1, 2004, highly compensated employee’s contributions were capped at 4%. This percentage was increased to 5% on May 1, 2004. Individuals who reach the age of 50 by the end of the Plan year are eligible to contribute another $4,000 for 2005 and $3,000 for 2004. Under the terms of the Plan, certain types of compensation (i.e. tuition reimbursements, severance, certain special bonus etc.) are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution. Participants are eligible to receive matching contributions after completing a year of eligibility service (i.e. after completing 1,000 hours of service during a 12 month measuring period). For 2005 and 2004, this matching contribution was in the amount of 50% of the first 3% of the participant’s salary that was deferred, and at the rate of 25% of the next 3% thereof. Fossil may also make additional profit sharing contributions in its discretion. No such additional discretionary contributions were made for 2005 or 2004. Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. Forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $5,587 and $10,117 for 2005 and 2004, respectively, and to fund $47,885 and $59,303 of employer matching contributions in 2005 and 2004, respectively.

Participants can elect to have their contributions invested in any of several investment options (see Note 3). The participants can change elections and can also reallocate those funds already invested between available investment options on a daily basis.

Participant Loans:   Loans are available to all participants at the current prime lending rate of the trustee, plus 1%, with required repayments through deductions every biweekly payroll over no more than 5 years, unless used to acquire the participant’s principal residence. However, a participant may fully pay his remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits:   Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 59½, a participant, while still employed, may make a withdrawal from any of his vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59½, the participant may withdraw all or any portion of his vested accounts at any time. Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment. Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate). An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains age 59½, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code. Taxation (and withholding) may be postponed by transferring the distributable amounts to an individual retirement account, to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan within 60 days.

Amendment or Termination:   Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The accounting records of the Plan are maintained on the accrual basis of accounting.

Use of Estimates:   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments:   Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31. The Plan invests in units of two common collective trusts sponsored by the Trustee. The common collective trusts are valued in units, whose price is periodically determined by the Trustee, based on the current market values of the underlying assets of the fund. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments during the year. Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid either by forfeitures or by Fossil.

Payment of Benefits:   Benefits are recorded when paid. There were amounts of $8,302 and $879 allocated to withdrawing participants included within plan assets as of December 31, 2005 and 2004, respectively.

NOTE 3 — PLAN INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,	December 31,
	2005	2004

Wachovia Stable Portfolio Group Trust	$4,676,979	$3,565,304
Growth Fund of America Class R-3	3,529,615	3,023,730
Van Kampen Equity and Income Class A	3,143,957	2,749,725
Fossil, Inc. Common Stock	2,201,678	2,728,378

The following table details the net appreciation (depreciation) in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Mutual Funds	$413,373	$913,382
Common Collective Trusts	124,837	98,079
Fossil, Inc. Common Stock	(431,651)	753,234
Net Appreciation in Fair Value of Investments	$106,559	$1,764,695

NOTE 4 — INCOME TAX STATUS

Fossil has adopted an amended and restated prototype plan document, on which the Internal Revenue Service issued a determination letter dated August 19, 2004, stating that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986, as amended, and is exempt from federal income tax under section 501(a). Management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral and catch-up contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2005:

December 31,
2005

Net assets available for benefits per the financial statements	$20,829,540
Less: Employer contribution receivable at end of year	(27,402)
Less: Employee contribution receivable at end of year	(101,636)

Net assets available for benefits per Form 5500	$20,700,502

The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2005:

	Employer	Employee

Contributions per the financial statements	$802,923	$2,972,833
Less: Contributions receivable at end of year	(27,402)	(101,636)

Contributions per Form 5500	$775,521	$2,871,197

In 2004, contributions receivable were recorded on the Form 5500; therefore, no reconciliation between the financial statements and the Form 5500 is required.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Mutual Funds:
	American Century Allocation - Conservative	Mutual Fund	$43,520
	American Century Allocation - Moderate	Mutual Fund	246,096
	American Century Allocation - Aggressive	Mutual Fund	216,353
	Davis N. Y. Venture	Mutual Fund	419,419
	Evergreen Core Bond CCA	Mutual Fund	743,978
	Evergreen High Yield Bond Class I	Mutual Fund	363,478
	Evergreen Special Values Class A	Mutual Fund	496,158
	Fidelity Advisor Series I Mid Cap A	Mutual Fund	627,181
	Growth Fund of America Class R-3	Mutual Fund	3,529,615
	Lord Abbett Mid Cap Value P	Mutual Fund	512,904
	MFS International New Discovery Fd	Mutual Fund	436,208
	Neuberger & Berman Fasciano	Mutual Fund	560,732
	Templeton Growth Class A	Mutual Fund	454,578
	Templeton Foreign Class A	Mutual Fund	456,592
	Van Kampen American Comstock Class A	Mutual Fund	814,127
	Van Kampen Equity and Income Class A	Mutual Fund	3,143,957

	Common Stock:
*	Fossil, Inc.	Common Stock	2,201,678

	Common Collective Trusts:
*	Wachovia Stable Portfolio Group Trust	Common Collective Trust Fund	4,676,979
*	Wachovia Enhanced Stock Market Fund	Common Collective Trust Fund	477,929

		Loans to participants with interest rates ranging from 4.25% to 8.25%	278,968
	Total Investments		$20,700,450

*  Party in-interest.

See report of independent registered public accounting firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70477 on Form S-8 of our report dated June 29, 2006, appearing in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2005.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 29, 2006

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/s/ Mike L. Kovar
Mike L. Kovar, Member of the Investment Committee

Date:  June 29, 2006

Exhibit Index

Exhibit
Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 10)